Exhibit 3

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2002

March 4, 2003

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains or incorporates by reference statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

How to recognize forward-looking statements

Forward-looking statements are included throughout this Annual Information Form including, among other places, under the headings “General Development of the Business” and “Description of the Business” and in the “Management’s Discussion and Analysis”, incorporated herein by reference.  These statements include, among others, statements regarding:

•       outlook for oil and gas prices;

•       estimates of future sales and production;

•       business plans for drilling, exploration and production;

•       the estimated amounts and timing of capital expenditures;

•       anticipated operating costs;

•       anticipated future debt levels;

•       royalty rates and exchange rates; or

•       other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance.

Statements concerning oil and gas reserves contained in this Annual Information Form under the headings “Description of the Business – Reserves Estimates” and “– Reconciliation of Reserves” and elsewhere involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.  Consequently, statements about oil and gas reserves may also be deemed to be forward-looking statements.

Often, but not always, forward-looking statements use words or phrases such as:  “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “estimated”, “projected”, “forecasts” or “intends”, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Risks related to forward-looking statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as:

•       operational risks in exploring for, developing and producing crude oil and natural gas;

•       risks and uncertainties involving geology of oil and gas deposits;

•       the uncertainty of reserve estimates;

•       the uncertainty of estimates and projections relating to production, costs and expenses;

•       potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•       fluctuations in oil and gas prices and foreign currency exchange rates; and

•       health, safety and environmental risks.

Relevant risks also include, but are not limited to:

•       uncertainties as to the availability and cost of financing;

•       risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Malaysia, Vietnam, Sudan, Algeria or Colombia);

•       the effect of United States sanctions against Sudan;

•       the conditions that must be met before the Company’s sale of its interest in the Greater Nile Oil Project in Sudan will close;

•       general economic conditions;

•       the effect of acts of, or actions against international terrorism; and

•       the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company’s operations or financial results are included in the “Management’s Discussion and Analysis” and elsewhere in this Annual Information Form.  Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

EXCHANGE RATE INFORMATION

Except where otherwise indicated, in this Annual Information Form all dollar amounts are stated in Canadian dollars. The following table sets forth the Canadian/United States exchange rates in effect at the end of each of the years indicated.  The high, low and average exchange rates for each year were identified or calculated from the rates in effect as of the last day of each month during the relevant year.  The exchange rates shown are Canadian dollars expressed in United States dollars, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).

	Year Ended December 31
	2000	2001	2002
Year End	0.6669	0.6279	0.6329
High	0.6969	0.6669	0.6583
Low	0.6410	0.6279	0.6231
Average	0.6727	0.6446	0.6370

ABBREVIATIONS

The abbreviations set forth below have the following meanings:

bbls/d	barrels per day
boe	barrels of oil equivalent
liquids	natural gas liquids
mboe/d	thousand barrels of oil equivalent per day
mmbbls/d	million barrels per day
mbbls/d	thousand barrels per day
mmcf/d	million cubic feet per day
mcf	thousand cubic feet

Natural gas is converted to oil equivalent at the rate of six thousand cubic feet equals one barrel of oil equivalent.

CORPORATE STRUCTURE

Talisman Energy Inc. (“Talisman” or the “Company”) is amalgamated under the Canada Business Corporations Act (the “CBCA”).

The Company’s registered and principal office is located at Suite 3400, 888 Third Street S.W., Calgary, Alberta T2P 5C5.

The following table sets forth the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned by Talisman as at December 31, 2002.

Name	Jurisdiction of Incorporation	Percent Owned(1)
Talisman Energy (UK) Limited	England	100%
Talisman North Sea Limited	England	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Greater Nile) B.V.(2)	Netherlands	100%
Petromet Resources Limited	Ontario, Canada	100%

Notes:

(1)          With the exception of Talisman Energy (UK) Limited and Talisman (Corridor) Ltd., none of the above subsidiaries has any non-voting securities outstanding.  All of the non-voting securities of Talisman Energy (UK) Limited are directly owned by Talisman.  All of the non-voting securities of Talisman (Corridor) Ltd. are indirectly owned by Talisman.

(2)          On October 30, 2002, Talisman and an indirect wholly-owned subsidiary entered into a definitive agreement for the sale of Talisman’s indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited.  The sale was not completed as at December 31, 2002.

Effective June 1, 2001, Talisman Energy Inc. and Petromet Resources Limited (“Petromet”), an indirect subsidiary of Talisman, formed an Alberta general partnership named Talisman Energy Canada (the “Partnership”). Talisman is the managing partner of the Partnership. Talisman and Petromet contributed to the Partnership substantially all of their oil and gas assets located in Canada, including their interests in the facilities for processing, treating, storing and transporting the production from such assets. Since that date, substantially all of Talisman’s and Petromet’s Canadian oil and gas operations have been carried on through the Partnership.

The above table does not include all of the subsidiaries of Talisman. The assets and revenues of unnamed operating subsidiaries, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated revenues, respectively, of Talisman as at, and for the year ended, December 31, 2002.

Unless the context indicates otherwise, a reference in this Annual Information Form to “Talisman” or the “Company” includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Talisman is an independent, Canadian based, international upstream oil and gas company whose main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. The Company’s reporting segments are North America, the North Sea, Southeast Asia and Sudan(1), where there are ongoing production, development and exploration activities.  The Company is also active in a number of other international areas, including Algeria, Trinidad, Colombia and Qatar(2).

In the past three years, Talisman has developed its business and diversified its interests through a combination of exploration, development, acquisitions and dispositions.

In late 1999 and early 2000, Talisman subsidiaries completed a number of transactions involving assets in the central North Sea.  These transactions included asset exchanges, purchases and dispositions and Talisman’s acquisition of interests in the Claymore, Piper, Saltire, Chanter, Iona, Scapa, Tartan, Highlander and Petronella producing fields, as well as the Flotta terminal, related pipelines and undeveloped acreage.  With the inclusion of the MacCulloch producing field, the areas listed above are collectively known as the “Flotta Catchment Area”.  The transactions provided Talisman with long-term incremental production, additional reserves and operatorship of significant infrastructure in the North Sea.

(1)                                  Talisman has entered into a definitive agreement for the sale of its interests in Sudan.  A full description of the sale is provided under the headings “General Development of the Business” and “Description of the Business – Sudan”.

(2)                                  Qatar interests are contingent upon obtaining an Emir Decree, which is expected in the first quarter of 2003.

In September 2000, Talisman purchased two midstream (raw gas gathering) pipeline systems from TransCanada PipeLines Limited. These systems provide a strategic connection between relatively under-exploited areas of the Western Canada Sedimentary Basin (the “WCSB”) and the Talisman-operated Edson gas plant. This acquisition also provided the Company with third-party revenues on this open access system.

In December 2000, the Algerian Ministry of Energy approved an application for the development of Block 405a MLN field (“MLN”).  Development of MLN and four additional fields adjacent to MLN (also in Block 405a) is ongoing with first production expected in mid-2003.

Also in December 2000, Talisman was awarded the Acevedo Block in Colombia.  This represented the Company’s first entry in Colombia.  Talisman has subsequently acquired non-operated interests in four additional blocks, all of which are in the primary exploration phase.

In May 2001, Talisman, through a direct wholly-owned subsidiary, acquired the outstanding shares of Petromet. The Petromet assets added an extensive land base around Talisman’s growing Edson area, as well as gas volumes produced at low operating costs and a large number of development opportunities.

In August 2001, Talisman, through a direct wholly-owned subsidiary, acquired Lundin Oil AB (“Lundin Oil”), a Swedish company with international oil and gas activities. The acquisition of Lundin Oil (which has been renamed Talisman Energy Sweden AB) provided Talisman with a new core area in Malaysia and Vietnam, additional interests in the North Sea and interests in Papua New Guinea.

In 2001, Talisman participated in major oil and gas discoveries offshore Trinidad.  In 2002, Talisman expanded its interests both offshore and onshore Trinidad and is planning oil development on offshore Block 2(c).

In May 2002, a consortium, in which Talisman is a member, was awarded a three million acre exploration block offshore Vietnam.  The award represents a key step in Talisman’s strategy to grow its Vietnam/Malaysia business.

Also in May 2002, Talisman reached a farm-in agreement with Imperial Oil Resources Ventures Ltd. to acquire a 30% interest in two deep-water exploration licenses offshore Nova Scotia.  The acreage contains a number of gas prospects, which the Company believes will provide a good opportunity for Talisman to add a new layer of longer-term growth potential.

On October 30, 2002, Talisman and an indirect wholly-owned subsidiary entered into a definitive agreement for the sale of Talisman’s indirectly held interest in the Greater Nile Oil Project in Sudan.  The purchaser, ONGC Videsh Limited, is a subsidiary of Oil and Natural Gas Corporation Limited, India’s national oil company.  As of the date hereof, the transaction had not yet been completed.  The completion of the transaction is subject to certain conditions, primarily relating to obtaining consents from the Government of Sudan and the other consortium members and to the waiver of rights of first refusal.  At December 31, 2002, the net carrying value of the Sudan assets and liabilities was $745 million.  Additional information regarding the sale of the Sudan operations may be found in note 17 of the Company’s comparative audited consolidated financial statements for the year ended December 31, 2002 and in Management’s Discussion and Analysis.

In October 2002, Talisman’s indirect wholly-owned subsidiary acquired the producing Trenton-Black River natural gas assets and additional undeveloped lands of Fairman Drilling Company, FDC Venture 15, LP, East Resources, Inc. and ABARTA Oil & Gas Co., Inc. located in New York State.  In January 2003, Talisman’s indirect wholly-owned subsidiary acquired additional natural gas properties, working interests, production and facilities relating to the Trenton-Black River play in New York State.  Through these acquisitions, the subsidiary broadened its exploration and development program in the area.

In November 2002, Talisman signed a five-year Exploration and Production Sharing Agreement covering a block offshore Qatar.  This development provides Talisman with an oil exploration play situated in the midst of existing oil and gas discoveries.

In December 2002, oil production from the Algerian Ourhoud field commenced with first oil sales achieved in January 2003.

Talisman continually investigates strategic acquisitions, dispositions and other business opportunities, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

DESCRIPTION OF THE BUSINESS

Talisman is one of the largest independent oil and gas producers in Canada. The Company’s main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. Each of Talisman’s reporting segments (as described above) has substantial exploration and development potential, which Talisman expects will provide future growth. Through its subsidiaries, Talisman conducts exploration projects in each of the reporting segments and in Algeria, Trinidad, Colombia and Qatar.

NORTH AMERICA

Talisman plans to spend approximately $975 million on exploration and development in Canada and the United States (“US”) in 2003. Of this, over 80% is directed towards natural gas.  The Company plans to participate in drilling approximately 590 wells in 2003.

CANADA

Talisman’s large Canadian domestic operations provide a solid base for continuing growth worldwide. In Canada, the Company’s strategy is to continue natural gas exploration and development by focusing on deeper portions of the basin where prospect sizes are larger. The utilization of existing infrastructure and a high level of operatorship enable Talisman to maintain control over costs and capital spending. Talisman’s diverse Canadian portfolio permits flexibility in responding to changing economic conditions. The Company’s production growth has been achieved through drilling activities as well as through corporate and property acquisitions.

The Company has focused on divesting its non-strategic assets and acquiring producing properties complementary to existing core areas. Exploration and development and capital spending activity have shifted to core gas properties to take advantage of Talisman’s expertise in medium to deep areas of the WCSB. The focus of this activity will continue in the Greater Arch, Alberta Foothills, Monkman, Deep Basin and Edson areas.

Talisman’s domestic exploration and development operations are organized around 14 core producing areas in Alberta, British Columbia, Ontario and Saskatchewan, which accounted for 86% of the Company’s domestic production in 2002. The balance comprises production from joint venture properties and Talisman’s indirect interest in the Syncrude joint venture.  Of the 14 core areas, eight are dominated by gas production, namely: Greater Arch, Deep Basin, Alberta Foothills, Edson area (Edson, West Whitecourt and Bigstone/Wild River), Lac La Biche, Northern Plains, Monkman and Ontario offshore. Six core areas are dominated by oil production, namely: Chauvin, Carlyle, central Alberta, Ontario onshore, Shaunavon and Turner Valley. Within individual core areas, Talisman typically operates approximately 75% of its production with high working interests in a large number of facilities.

Seven core properties accounted for approximately 70% of the Company’s domestic production in 2002:  Greater Arch, Deep Basin, Alberta Foothills, Monkman, Edson area, Ontario (onshore and offshore) and Chauvin.

Greater Arch

The Greater Arch is Talisman’s largest natural gas producing area and contains numerous opportunities to add reserves adjacent to existing infrastructure. The Company has a large inventory of multi-zone prospects and has operated interests ranging from 50% to 100% in oil and gas properties and non-operated interests ranging from 8% to 10% in gas properties, in the area. Talisman holds operated interests ranging from 37% to 100% in gas plants at Teepee Creek, Belloy, Boundary Lake, George, Josephine, Silver Valley and Shane, as well as interests in a number of other non-operated gas plants in the area. The Company plans to spend $104 million in the Greater Arch in 2003 to participate in drilling approximately 72 wells.

Deep Basin

The Deep Basin is one of Talisman’s new growth areas.  Talisman holds 6% to 8% non-operated interests in the South Wapiti, Wapiti Deep Cut and Narraway gas plants.  The Company plans to spend $52 million in the Deep Basin in 2003 to participate in drilling approximately 51 wells.

Alberta Foothills

Through exploration and development activity, the Alberta Foothills continues to be one of Talisman’s fastest growing areas.  Since 1999, the area’s annual compound production growth rate has been 22%. Continued exploration in the northern Alberta Foothills has established Talisman as a significant player in the area.  The Company holds an 80% interest in the operated Cordel dehydration facility and associated pipelines, as well as operated interests ranging from 32% to 79% in the Lovett River and Redcap Phase 1, 3 and 5 pipelines and non-operated interests ranging from 14% to 34% in Basing, Voyager, Stolberg and Brown Creek pipelines. With commissioning the Chungo pipeline in 2001 and an aggressive drilling program in 2002, production increased 18% over 2001.  Capital spending by the Company in the Alberta Foothills in 2003 is projected to be $132 million, with plans to participate in drilling 23 wells.

Edson Area

Talisman’s acquisitions of Petromet and midstream assets from TransCanada PipeLines Limited have rejuvenated growth in the Edson area creating expanded development activity. The acquired Bigstone/Wild River acreage has an inventory of multi-zone prospects that Talisman is currently exploring and developing.  Talisman holds operated interests ranging from 55% to 85% in the Edson, Medicine Lodge, McLeod, Bigstone West and Wild River gas plants as well as non-operated interests ranging from 10% to 11% in the Kaybob South, Bigstone Dunvegan and the West Whitecourt gas plants. Capital spending by the Company in the Edson area in 2003 is projected to be $49 million with plans to participate in drilling 19 wells. In the Bigstone/Wild River area, the Company plans to spend $90 million in 2003 with plans to participate in drilling 30 wells. Capital spending by the Company in the West Whitecourt area in 2003 is projected to be $38 million with plans to participate in drilling 30 wells.

The Company’s 100% owned Central Foothills Gas Gathering System (“CFGGS”), Columbia Minehead Gas Gathering System (“CMGGS”) and other midstream pipeline assets ranging from 70% to 100% ownership support the exploration and development program in both the Foothills and the Edson areas and provide revenues from transportation and processing fees. Capital spending to expand and optimize the CFGGS and CMGGS in 2003 is projected to be $35 million. The Erith pipeline, which is scheduled to be completed in the fourth quarter of 2003, is expected to route gas from the Foothills area to the Edson and Hanlan-Robb sour gas plants, providing much needed egress from this growing area.

Monkman

The number of wells drilled, coupled with a high success rate, has made Talisman an industry leader for 24 years in the Monkman area. Talisman holds 54% to 77% operated interests in the Bullmoose, Sukunka and West Sukunka dehydration plants, 29% to 32% non-operated interests in the Murray River and Brazion dehydration plants and a 50% interest in the Mink Highhat pipelines. The successful commissioning of the Westcoast Acid Gas Reinjection Project and the expansion of the Bullmoose Plant is expected to facilitate greater throughput from existing, previously shut-in and future planned wells.  Compared to 2001, production was lower in 2002 due to fewer drilling opportunities in the mature Triassic play.  In 2002, the Company drilled and brought on production its first successful gas well on the Deep Monkman Permian play.  The Company’s overall production is expected to remain flat until 2005 when increased gas production from the new Permian play is expected to increase total production in the Monkman area.  Capital spending by the Company in this area in 2003 is projected to be $39 million, with plans to participate in drilling six wells.

Ontario

Talisman is the largest oil and gas producer in Ontario with natural gas production in the offshore area of Lake Erie and oil production onshore. Talisman has a 100% interest in the Renwick, North Wheatley (East), Rochester and Hillman central facilities. In addition, Talisman has interests ranging from 65% to 100% in the Morpeth, Port Stanley, Port Alma, Port Maitland, Rochester and Nanticoke gas plants. Compression was added in 2002 at the offshore Central Lake Erie sour gas compressor station.  Talisman’s drilling program will continue in 2003 with plans to participate in drilling 19 onshore gas and oil wells and 20 offshore gas wells. Capital spending by the Company in Ontario in 2003 is expected to be $21 million.

Chauvin

Chauvin is Talisman’s largest domestic oil producing core property. High working interests characterize this area. With the acquisition of producing properties in the area and continued successful development activity, Talisman has achieved an annual production growth rate of 17% since 1999.  Talisman holds a 100% interest in the Chauvin pipeline, which transports approximately 39,000 bbls/d of condensate blended crude, and a 100% interest in the Chauvin Custom Treating Facility. The Company’s expected 2003 capital program for Chauvin of $65 million includes participation in approximately 114 wells.

Other

Talisman is involved in a number of other projects in Canada.  In Turner Valley, Alberta, the Company commenced a nitrogen injection pilot project.  This enhanced oil recovery project is the first of its kind in Canada.  The Company has completed one year of a three-year evaluation period to determine whether to expand the project to full-scale development.  Talisman’s interest in the four oil units that comprise the project pool averages 60%.  The Company’s expected 2003 capital program for Turner Valley is $36 million.

In Carlyle, Warburg and south central Alberta, Talisman continues its moderate capital spending on oil development.  Additionally, Talisman holds a 1.25% indirect interest in the Syncrude oil sands project in northern Alberta.

The Company is also exploring the potential for producing coal bed methane on lands in Alberta and British Columbia.  Appraisal drilling and prospect evaluation commenced in 2002.  In 2003, Talisman plans to participate in drilling 20 gross wells in six focus areas.  Capital expenditures by the Company in this area in 2003 are expected to be approximately $18 million.

In 2002, Talisman entered into a farm-in agreement on two exploration blocks in the deep-water Scotia Slope, southeast of Sable Island, Nova Scotia.  The agreement allows the Company to earn a 30% working interest in an exploration well to be spud in mid-year 2003.  Seismic work during 2002 and early 2003 has identified a number of potential gas prospects on the farm-in blocks.  Capital spending by the Company in 2003 in this area is expected to be approximately $38 million.

UNITED STATES

In the fourth quarter 2002 and during January 2003, Talisman’s indirect wholly-owned subsidiary, Fortuna Energy Inc., initiated and expanded its New York interests through a number of property acquisitions.  These acquisitions established Appalachia as Fortuna Energy Inc.’s first core gas area in the US.  The acquired assets are in the under-explored deep Trenton-Black River gas play fairway.  Fortuna Energy Inc. has identified over 50 prospects on the lands and plans to participate in drilling 10 wells in 2003. Capital spending by the Company in this area in 2003 is expected to be approximately $70 million.

Fortuna (U.S.) Inc., another indirect wholly-owned subsidiary of Talisman, is focusing its exploration activities in the Wasatch Plateau in Utah.  The Company plans to spend $15 million in this area in 2003, with plans to participate in drilling two wells.

LANDHOLDINGS, PRODUCTION AND PRODUCING WELLS

The following tables set forth Talisman’s North American landholdings as at December 31, 2002, as well as production for 2001 and 2002 and producing wells as at December 31, 2002.

Property	Acreage (thousands acres)
	Gross(1)	Net(2)
North America
Canada
Greater Arch	1,638.7	1,305.9
Deep Basin	320.8	168.7
Alberta Foothills	323.1	167.7
Edson Area	1,674.6	1,089.0
Monkman	500.7	318.6
Ontario	1,221.0	826.9
Chauvin	186.6	130.5
Other	7,319.0	1,926.6
United States	996.7	815.6
Total	14,181.2	6,749.5

Notes:

(1)          “Gross” acres refers to the total number of acres, including developed and undeveloped acreage, in which Talisman has an interest.  These figures include lands in respect of which the Company has royalty interests and net carried interests.

(2)          “Net” acres refers to the number of acres, including developed and undeveloped acreage, obtained by multiplying the gross acres in each property by Talisman’s percentage working interest.  These figures do not include lands in respect of which the Company has royalty interests and net carried interests.

Property	Oil & Liquids Production (bbls/d)		Natural Gas Production (mmcf/d)		Producing Wells as at December 31, 2002
	2002	2001	2002	2001	Gross(1)	Net(2)
North America
Greater Arch	8,842	10,347	166.9	204.2	1,265	711.3
Deep Basin	1,564	1,181	38.2	19.8	332	42.0
Alberta Foothills	167	139	121.1	102.4	129	59.2
Edson Area	4,189	3,449	199.7	162.7	739	543.1
Monkman	—	11	82.7	90.0	53	30.6
Ontario	2,664	3,056	20.2	18.9	829	585.1
Chauvin	14,265	12,578	18.3	16.7	1,193	1,091.0
Other(3)	30,985	35,295	172.9	194.3	5,475	2,030.0
Total	62,676	66,056	820.0	809.0	10,015	5,092.3

Notes:

(1)          “Gross” wells mean the total number of wells in which the Company has a working interest.

(2)          “Net” wells mean the aggregate of the percentage working interest of each of the gross wells.

(3)          “Other” includes US.

INTERNATIONAL

Talisman’s international strategy concentrates on opportunities in sedimentary basins that have a proven hydrocarbon system and significant reserves and production potential.  Talisman has developed its international business through ongoing exploration, development drilling and corporate and property acquisitions in all reporting segments.

Talisman produces substantial oil and gas volumes from the North Sea, with ongoing exploration and development activities in the area.  Talisman is also active in Southeast Asia, where continued operations in Indonesia and in the new core producing area in Malaysia and Vietnam are expected to produce significant oil and gas volumes.  Production in Sudan continued throughout 2002, although, on October 30, 2002, the Company signed a definitive agreement to sell its Sudan interests. As of the date hereof, the transaction had not yet been completed.  Talisman also has acquired exploration interests in other areas including Trinidad, Colombia and Qatar. Production from the Algerian Ourhoud field commenced at year end with first sales in January 2003.  Development activity is ongoing in Algeria and Trinidad.

NORTH SEA

Talisman’s North Sea strategy is to develop commercial hubs around core operated properties and infrastructure. The North Sea is a relatively mature producing area, but the Company is creating value through strategic property acquisitions and extending the life of assets through development opportunities, exploration of nearby prospects, secondary recovery, cost reduction and third-party tariff revenues. A portfolio of quality, non-operated assets complements this strategy. Talisman is ranked sixth in UK North Sea liquids production and second in the central North Sea in oil field operations as measured by the number of operated producing oil fields.

Talisman’s North Sea assets, which are held principally by Talisman Energy (UK) Limited and Talisman North Sea Limited, include producing fields and exploration acreage in several areas of the central and southern North Sea. Talisman’s core North Sea operations are Ross/Blake, Flotta Catchment Area, Clyde, Buchan, Beatrice and Brae. During 2002, these areas in the central North Sea produced approximately 93% of the Company’s North Sea oil and natural gas liquids production and 88% of its natural gas production. At the end of 2002, Talisman operated over 60% of its North Sea production.

In 2003, Talisman’s capital program in the North Sea is expected to be approximately $532 million, with $127 million directed to exploration spending and $405 million directed to development. The Company’s 2003 North Sea drilling program includes participation in approximately eight exploration and 27 development wells.

Ross/Blake

In the Ross/Blake area, Talisman has a 56% (Ross) and a 53% (Blake) interest in the sub-sea tiebacks to Bleo Holm, the leased Floating, Production, Storage and Offloading vessel (“FPSO”).  In 2002, development approval was received for the Blake Flank project. Production is expected to start in the third quarter of 2003. In 2003, Talisman plans to spend $95 million and participate in one exploration well and four development wells in the Ross/Blake area.

Flotta Catchment Area

Talisman holds interests ranging from 20% to 100% in a number of production facilities and pipelines in the Flotta Catchment Area, which include a 60% interest in the Flotta terminal. In April 2002, the Company cancelled plans to develop the Kildrummy field based on the results of an appraisal well, which indicated the reserves were insufficient for field development. Capital spending by the Company in the Flotta Catchment Area is expected to be $193 million in 2003.  The Company plans to participate in drilling two exploration and eight development wells in the area in 2003.

Clyde

The Company owns various operated interests in the Clyde area, including a 95% interest in the Clyde production platform, an 88% interest in the Orion pipeline tieback, a 60% interest in Halley area and a 13% interest in the Fulmar production platform. Clyde area production has been maintained due to the completion of the Orion tieback to Clyde in September 1999, continued in-fill and exploration drilling in the Clyde field and the development of the Halley field, a satellite field adjacent to the Fulmar field.  First production was achieved from the Halley Field in July 2002.  Capital spending by the Company in the Clyde area in 2003 is expected to be $91 million, with plans to participate in drilling three exploration and three development wells.

Buchan

The Company has an average 86% operated working interest in the field, the Buchan floating production platform and the tie-in to the Forties pipeline.  In March 2002, Talisman produced the first oil from the Hannay field where it operates with an 86% interest. The well is tied back to Buchan, where the oil is processed using existing facilities and exported via the Forties pipeline system.  In October 2002, Talisman drilled the J-1 exploration well, which resulted in a significant new oil discovery adjacent to the Buchan Field. Talisman holds an 87% interest in the northern area of the block containing the discovery.  Capital spending by the Company in 2003 at Buchan is expected to be $80 million, with plans to participate in drilling two exploration wells and one development well.

Beatrice

Talisman holds a 100% interest in the Beatrice Alpha, Bravo and Charlie production platforms, as well as the Beatrice/Nigg pipeline and the Nigg terminal.  In 2001, Talisman replaced the majority of the offshore pipeline from Beatrice to the Nigg terminal and completed a successful infill-drilling program.  Talisman plans a capital spending program of $2 million in Beatrice in 2003 directed to facilities enhancement.

Brae

Talisman holds non-operated interests averaging 18% in the Brae field area, including a number of producing fields, associated production facilities, the Brae Forties liquids pipeline and the Brae-St. Fergus gas pipeline and terminal. The Brae complex is a low cost, long life asset. Capital spending by the Company in 2003 at Brae is expected to be $20 million, with plans to participate in drilling three development wells.

LANDHOLDINGS, PRODUCTION AND PRODUCING WELLS

The following tables set forth Talisman’s North Sea landholdings as at December 31, 2002, production for 2001 and 2002 and producing wells as at December 31, 2002.

Property	Acreage (thousands acres)
	Gross(1)	Net(2)
Ross/Blake	204.1	144.4
Flotta Catchment Area	421.5	262.8
Clyde	357.8	167.8
Buchan	228.5	98.8
Beatrice	109.9	89.4
Brae	122.1	21.4
Other	541.4	70.0
Total	1,985.3	854.6

Notes:

(1)          “Gross” acres refers to the total number of acres, including developed and undeveloped acreage, in which Talisman has an interest.

(2)          “Net” acres refers to the number of acres, including developed and undeveloped acreage, obtained by multiplying the gross acres in each property by Talisman’s percentage working interest.

Property	Oil & Liquids Production (bbls/d)		Natural Gas Production (mmcf/d)		Producing Wells as at December 31, 2002
	2002	2001	2002	2001	Gross(1)	Net(2)
Ross/Blake	27,017	16,029	7.7	3.0	13	7.1
Flotta Catchment Area	52,246	50,774	1.4	0.9	103	59.8
Clyde	14,688	15,112	4.5	7.1	21	19.9
Buchan	8,062	5,990	0.7	1.0	10	8.6
Beatrice	7,406	2,160	—	—	28	28.0
Brae	8,801	9,221	93.2	79.3	73	10.0
Other	9,266	11,542	14.7	16.8	122	8.7
Total	127,486	110,828	122.2	108.1	370	142.1

Notes:

(1)          “Gross” wells mean the total number of wells in which the Company has a working interest.

(2)          “Net” wells mean the aggregate of the percentage working interest of each of the gross wells.

SOUTHEAST ASIA

The Company’s interests in Southeast Asia include operations in Indonesia, Malaysia and Vietnam, as well as exploration acreage in Papua New Guinea.

Indonesia

Talisman’s strategy in Indonesia has focused on exploitation of existing oil properties and continued development of the major natural gas discoveries at Corridor, which started production in October 1998. The Company’s natural gas production from Corridor has partially offset the natural decline in Talisman’s oil and natural gas liquids production in Indonesia over the same period.

Talisman has interests in the Ogan Komering and Jambi contract areas located in Sumatra and in the Tanjung Raya contract area in Kalimantan. The Ogan Komering and Tanjung Raya blocks are operated through a joint venture with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara (“Pertamina”), Indonesia’s national oil company. Talisman plans to spend approximately $70 million in Indonesia in 2003, primarily on drilling and an expansion of Corridor gas facilities.  The Company plans to participate in drilling five exploration and 13 development wells in 2003.

Corridor

Talisman (Corridor) Ltd. (“TCL”), an indirect wholly-owned subsidiary of Talisman, has a 36% non-operated interest in the Corridor Production Sharing Contract (“PSC”) and field production facilities.  Talisman (Sumatra) Ltd., a direct wholly-owned subsidiary of Talisman, has a 40% non-operated interest in the Corridor Technical Assistance Contract (“TAC”) and field production facilities, as agent for Talisman.

In the Corridor PSC, the focus of TCL’s strategy is to complement the existing Duri steam flood natural gas sales arrangements with PT Caltex Pacific Indonesia (“Caltex”) with the near-term development of large reserves in the Suban and Sumpal fields and the building of associated infrastructure to supply natural gas markets in Southeast Asia.  TCL is planning to commence deliveries of natural gas under an arrangement with Singapore Power in early 2004 upon the completion of the Grissik-Singapore pipeline.  Further supply opportunities are being actively pursued with sales to a number of potential Indonesian domestic and export markets.  The anticipated growth in long-term natural gas sales will be achieved through continued development of the Suban field together with the expansion of natural gas handling capacity at Grissik.  At Suban, processing capacity is being increased from its current 300 mmcf/d capacity (Suban Phase 1) to an anticipated 700 mmcf/d after completion of the Suban Phase 2 project by 2006.  The Suban Phase 2 Plan of Development was recently submitted to the Indonesian government and by the end of 2002, preliminary design and pre-project works were underway.  The Company’s strategy in the region has recently been strengthened by the acquisition of a 15% interest in Transasia Pipeline Company Pvt. Ltd., which owns a 40% interest in PT Transportasi Gas Indonesia, an Indonesian pipeline company that owns and operates the Duri pipeline in Indonesia and is currently building a pipeline from Indonesia to service gas markets in Batam and Singapore.

In 2003, Talisman expects capital spending in the area to be approximately $49 million.  The Company plans to participate in drilling two exploration and seven development wells and to continue development of the Suban gas facilities.

Ogan Komering

Talisman has a 50% operated interest in the Ogan Komering Block. Natural declines at Ogan Komering have been partially offset by continued development drilling. Natural gas sales from this block commenced in early 2002.  Capital spending by the Company at Ogan Komering in 2003 is expected to be $7 million, with plans to participate in drilling two exploration and six development wells.

Tanjung Raya

At Tanjung Raya in Kalimantan, Talisman has a 100% operated working interest, which terminates in 2004 unless renewed.  Natural declines at Tanjung Raya have been offset by positive results from fracture stimulations and infill drilling.  Capital spending by the Company in 2003 will focus on extending the successful well fracturing program and is expected to total approximately $3 million.

Malaysia and Vietnam

In Malaysia and Vietnam, the Company’s strategy is to develop oil and natural gas fields in areas adjacent to its operated blocks and extend its position in the Southeast Asian gas market.  The Company operates all of its working interest properties in Malaysia and Vietnam except Block 46/02.

Block PM-3 CAA and 46-Cai Nuoc

Talisman’s interest in the PM-3 Commercial Arrangement Area (“PM-3 CAA”) and associated production facilities in Malaysia and Vietnam is held by two indirect wholly-owned subsidiaries, Talisman Malaysia Limited (26.4%) and Talisman Malaysia (PM3) Limited (15%).  In October 2001, Talisman Vietnam Limited, another indirect wholly-owned subsidiary, acquired a 33.15% operated interest in the adjacent Block 46-Cai Nuoc area in Vietnam.  Part of that area and part of the PM-3 CAA were unitized in 1998 to become the East Bunga Kekwa – Cai Nuoc unit.

In Malaysia and Vietnam, the Company is continuing with the PM-3 CAA development project.  Engineering, fabrication and installation of new platforms and facilities in the Kekwa-Raya area are underway.  By the end of 2002, approximately 50% of the project was complete.  The project is scheduled to be fully commissioned by the fourth quarter of 2003.  Natural gas is to be sold under a long-term contract to Petroliam Nasional Berhad and Vietnam Oil and Gas Corporation at a gross rate of approximately 270 mmcf/d.  Production from this major development undertaking is expected to supplement the existing output with first oil planned for September 2003 and natural gas deliveries planned to commence in October 2003.  Average monthly net production for PM-3 CAA is anticipated to increase from its current rate of approximately 5,000 boe/d to 6,000 boe/d to over 40,000 boe/d in 2004.

Capital spending by the Company in this area in 2003 is expected to total approximately $273 million with plans to participate in drilling six exploration wells and 21 development wells.

Block PM-305

Talisman Malaysia Limited holds a 60% working interest in Block PM-305 PSC in Malaysia, approximately 250 kilometres southeast of Block PM-3 CAA.  The block is adjacent and contiguous to several large oil and gas fields and contains a number of undrilled prospects.  Capital spending by the Company in this area in 2003 is expected to total approximately $16 million with plans to participate in drilling two to three exploration wells.

Block 46/02

In December 2002, Talisman (Vietnam 46/02) Ltd. signed a Petroleum Contract for a 30% interest in Block 46/02 in Vietnam.  Talisman (Vietnam 46/02) Ltd. holds a 30% interest in the operator, Truong Son Joint Operating Company, with the remainder held by Petronas Carigali Overseas SDN BHP (30%) and PetroVietnam Exploration and Production Company (40%).  It is anticipated that exploration and development opportunities on Block 46/02 will provide additional production growth for Talisman’s adjoining producing Block PM-3 CAA.  Capital spending by the Company in Vietnam in 2003 is expected to total approximately $7 million.  The Company plans to participate in drilling one exploration well in late 2003.

Papua New Guinea

The Company acquired an operated interest in offshore Papua New Guinea Block PPL-200 (35%) and Block PRL-1 (48%) through the Lundin corporate acquisition in 2001.  Block PRL-1 contains an existing natural gas discovery and Block PPL-200 has an identified prospect, in which the Company and its partners must commit to drill a well in 2003 or relinquish the block.  Further exploration and appraisal work on both blocks will be contingent on the advancement of possible pipeline projects.  If realized, the advancement could lead to commercial development of Papua New Guinea’s natural gas fields.

LANDHOLDINGS, PRODUCTION AND PRODUCING WELLS

The following tables set forth Talisman’s Southeast Asia landholdings as at December 31, 2002, production for 2001 and 2002 and producing wells as at December 31, 2002.

Property	Acreage (thousands acres)
	Gross(1)	Net(2)
Indonesia
Corridor (PSC and TAC)	766.7	280.8
Ogan Komering	289.3	144.7
Tanjung Raya	24.9	24.9
Jambi	10.1	4.0
Madura	786.9	196.7
Malaysia and Vietnam
PM-3 CAA and 46-Cai Nuoc	333.8	138.3
PM-305	543.6	326.2
46/02	3,043.9	913.8
Papua New Guinea	1,686.0	614.8
Total	7,485.2	2,644.2

Notes:

(1)          “Gross” acres refers to the total number of acres, including developed and undeveloped acreage, in which Talisman has an interest.

(2)          “Net” acres refers to the number of acres, including developed and undeveloped acreage, obtained by multiplying the gross acres in each property by Talisman’s percentage working interest.

Property	Oil & Liquids Production (bbls/d)		Natural Gas Production (mmcf/d)		Producing Wells as at December 31, 2002
	2002	2001	2002	2001	Gross(1)	Net(2)
Indonesia
Corridor (PSC and TAC)	6,360	7,425	89.4	93.3	237	91.8
Ogan Komering	2,721	3,340	5.0	—	49	20.4
Tanjung Raya	6,617	6,414	—	—	75	75.0
Jambi	1,154	1,420	—	—	185	74.0
Malaysia and Vietnam
PM-3 CAA and 46-Cai Nuoc	5,617	2,273	—	—	13	5.3
Total	22,469	20,872	94.4	93.3	559	266.5

Notes:

(1)        “Gross” well means the total number of wells in which the Company has a working interest.

(2)          “Net” wells mean the aggregate of the percentage working interest of each of the gross wells.

SUDAN

Talisman (Greater Nile) B.V. holds a 25% interest in the Greater Nile Oil Project, consisting of three exploration blocks (Blocks 1a, 2a and 4) and one development block (Block 1b/2b) in the Muglad basin, a 1,500 kilometre pipeline from the producing fields to Port Sudan on the Red Sea and a marine terminal located at Port Sudan. In addition, Talisman (Greater Nile) B.V. owns 25% of the shares in the joint operating company, Greater Nile Petroleum Operating Company Limited. An Exploration and Production Sharing Agreement with the Government of Sudan governs upstream exploration, development and production rights and obligations.  Talisman (Greater Nile) B.V. holds its interest in the pipeline and marine terminal pursuant to a Crude Oil Pipeline Agreement (“COPA”) with the Government of Sudan, which terminates on the later of September 1, 2014 or the date on which the owners under the COPA have achieved a 16.2% real internal rate of return.

The upstream contract area consists of approximately 12.1 million acres. Ten discovered oil fields (Unity, Heglig, El-Nar, El-Harr, El-Toor, Toma South, Bamboo, Khairat, Garaad and Munga) are now on production. Recently discovered fields in Block 4 at Diffra, Diffra West and Hamam are under development.  Exploration is ongoing to identify additional fields.  A program of facilities debottlenecking and optimization increased pipeline capacity to approximately 300 mbbls/d by year end 2002 and a program is ongoing to increase processing capacity.  The oil transportation agreement for Blocks 1a, 2a and 4 was executed in 2002 and negotiations with potential third-party shippers are expected to commence in 2003.

On October 30, 2002, Talisman and an indirect wholly-owned subsidiary entered into a definitive agreement for the sale of Talisman’s indirectly held interest in the Greater Nile Oil Project in Sudan.  The purchaser, ONGC Videsh Limited, is a subsidiary of Oil and Natural Gas Corporation Limited, India’s national oil company.  As of the date hereof, the transaction had not yet been completed.  The completion of the transaction is subject to certain conditions, primarily relating to obtaining consents from the Government of Sudan and the other consortium members and to the waiver of rights of first refusal.  At December 31, 2002, the net carrying value of the Sudan assets and liabilities was $745 million.  Additional information regarding the sale of the Sudan operations may be found in note 17 of the Company’s comparative audited consolidated financial statements for the year ended December 31, 2002 and in Management’s Discussion and Analysis.

LANDHOLDINGS, PRODUCTION AND PRODUCING WELLS

The following tables set forth Talisman (Greater Nile) B.V.’s Sudanese landholdings as at December 31, 2002, production for 2001 and 2002 and producing wells as at December 31, 2002.

Property	Acreage (thousands acres)
	Gross(1)	Net(2)
Sudan	12,086.4	3,021.6

Notes:

(1)          “Gross” acres refers to the total number of acres, including developed and undeveloped acreage, in which Talisman has an interest.

(2)          “Net” acres refers to the number of acres, including developed and undeveloped acreage, obtained by multiplying the gross acres in each property by Talisman’s percentage working interest.

Property	Oil & Liquids Production (bbls/d)		Producing Wells as at December 31, 2002
	2002	2001	Gross(1)	Net(2)
Sudan	60,109	53,257	144	36.0

Notes:

(1)          “Gross” wells mean the total number of wells in which the Company has a working interest.

(2)          “Net” wells mean the aggregate of the percentage working interest of each of the gross wells.

ALGERIA

Talisman (Algeria) B.V., an indirect wholly-owned subsidiary of Talisman, holds a 35% working interest in Blocks 405a and 215 under a Production Sharing Contract with Algeria’s National Company SONATRACH (“Sonatrach”). Talisman’s interest is subject to the right of Sonatrach to back into the development of fields within the blocks, which, if exercised, would reduce Talisman’s working interest to 26.25% on the exercised portions.  Talisman expects to relinquish its interest in Block 215 in 2003.

Production at Ourhoud commenced at year end with first oil sales in 2003.  Talisman holds approximately a 2% interest in Ourhoud.

A number of successful exploration and appraisal wells have been drilled on Block 405a during the exploration phase.  The Algerian Ministry of Energy approved the application for the development of MLN in December 2000.  In late 2001, Talisman and its partner submitted development applications for four additional fields adjacent to MLN.  Development of those four fields is ongoing with first production expected in mid-2003.

In 2003, Talisman plans capital spending of approximately $60 million in Algeria, which includes funding for the participation in drilling 10 wells at Ourhoud and three development wells in the MLN area.

TRINIDAD

The Company has a non-operated interest in two exploration blocks in offshore shallow water to the northeast of Trinidad.  Talisman holds a 25% interest in Block 2(c) and was awarded a 30% interest in the Production Sharing Contract on Block 3(a), which is adjacent and contiguous to its discoveries at Angostura in Block 2(c).  The Company relinquished its 50% interest in offshore Block 2(ab) in 2002 following disappointing exploration results over the past three years.

In January 2002, Block 2(c) was declared commercial, and in December 2002, the Trinidad Ministry of Energy accepted a Plan of Development for the Greater Angostura oil and gas project.  First production from the development project is expected in early 2005.

In 2002, Talisman also acquired the right to earn an operated 65% interest in the onshore Eastern Block.  Seismic operations on the block commenced in 2002 and are planned to include the shooting of a large 2D and 3D seismic program.  The drilling of exploration wells is anticipated to commence in 2004.

Trinidad capital spending by the Company in 2003 is estimated to be $149 million to fund facility construction and the participation in four development wells in the Angostura project, five exploration wells on Blocks 2(c) and 3(a) and seismic activity on the Eastern Block.

COLOMBIA

Talisman’s operations in Colombia are focused on large exploration prospects in a known hydrocarbon basin utilizing the Company’s expertise in structural geology and geophysics.  All of Talisman’s Colombian interests are held by its direct wholly-owned subsidiary, Talisman (Colombia) Oil & Gas Ltd.

Talisman was awarded a 100% operated interest in the Acevedo Block in the Upper Magdalena Valley in December 2000. In 2001, the Company commenced seismic operations on the block under the terms of the initial exploration phase.  In 2002, Talisman exchanged a 30% interest and operatorship in the Acevedo Block for a 30% interest in the Sociedad Internacional Petrolera S.A. (“Sipetrol”) operated Altamizal Block and also acquired a 30% interest in the adjacent Sipetrol-operated Huila Norte Block.  It is anticipated that Talisman will participate in exploration drilling on all three blocks in 2003 and early 2004.

In 2001, the Company also acquired a 30% non-operated interest in the Hocol S.A.-operated Tangara and Mundo Nuevo Blocks, situated in the Llanos Foothills area of north central Colombia.  The blocks are adjacent to the Cusiana/Cupiagua oil field.  Geophysical operations on the blocks commenced in 2001 and are currently ongoing with plans for Talisman to participate in drilling one exploration well in late 2003 or early 2004.

Capital spending by the Company in Colombia in 2003 is expected to total approximately $33 million including funds for a seismic program and participation in drilling two wells with the possibility of participation in an additional two wells in the latter part of 2003.

QATAR

Talisman Energy (Qatar) Inc., a direct wholly-owned subsidiary of Talisman, signed an Exploration and Production Sharing Agreement for offshore Block 10 in Qatar in November 2002.  Talisman Energy (Qatar) Inc. holds a 100% interest in the agreement.  Geophysical work is expected to begin in 2003 after the signed agreement is ratified by official decree of the Emir of Qatar.

OTHER

Talisman’s strategy is to expand activity in core producing areas and to add new ventures where appropriate.  The Company has an active international exploration group based in Calgary, which continuously investigates new ventures outside core producing areas.  Exploration and corporate development groups based within core areas investigate incremental opportunities within, and proximate to, core production.

RISKS AND UNCERTAINTIES

Information with respect to the risks and uncertainties affecting Talisman’s business is described in “Management’s Discussion and Analysis” under the heading “Risks and Uncertainties” and is incorporated herein by reference.

DRILLING ACTIVITY

The following tables sets forth the number of wells(1) Talisman has drilled or has participated in drilling and the net(2) interest of the Company in such wells as at December 31, 2002 and December 31, 2001.

		Year Ended December 31, 2002
		Exploration				Development				Total
		Oil	Gas	Dry	Total	Oil	Gas	Dry	Total	Oil	Gas	Dry	Total
North America
Canada	Gross	17.0	95.0	35.0	147.0	129.0	127.0	15.0	271.0	146.0	222.0	50.0	418.0
	Net	14.8	66.4	26.4	107.6	88.9	70.9	10.9	170.7	103.7	137.3	37.3	278.3
United States	Gross	—	1.0	5.0	6.0	—	—	—	—	—	1.0	5.0	6.0
	Net	—	1.0	3.4	4.4	—	—	—	—	—	1.0	3.4	4.4
North Sea(3)	Gross	1.0	—	3.0	4.0	15.0	2.0	3.0	20.0	16.0	2.0	6.0	24.0
	Net	0.9	—	1.6	2.5	5.4	0.1	2.2	7.7	6.3	0.1	3.8	10.2
Southeast Asia
Indonesia	Gross	—	3.0	2.0	5.0	5.0	—	1.0	6.0	5.0	3.0	3.0	11.0
	Net	—	0.9	1.0	1.9	2.5	—	0.4	2.9	2.5	0.9	1.4	4.8
Malaysia and Vietnam	Gross	1.0	1.0	2.0	4.0	3.0	4.0	—	7.0	4.0	5.0	2.0	11.0
	Net	0.4	0.4	0.8	1.6	1.2	1.7	—	2.9	1.6	2.1	0.8	4.5
Sudan	Gross	17.0	—	7.0	24.0	6.0	—	1.0	7.0	23.0	—	8.0	31.0
	Net	4.3	—	1.8	6.1	1.5	—	0.3	1.8	5.8	—	2.1	7.9
Algeria	Gross	—	—	—	—	9.0	—	—	9.0	9.0	—	—	9.0
	Net	—	—	—	—	1.2	—	—	1.2	1.2	—	—	1.2
Trinidad	Gross	2.0	1.0	2.0	5.0	—	—	—	—	2.0	1.0	2.0	5.0
	Net	0.5	0.3	0.9	1.7	—	—	—	—	0.5	0.3	0.9	1.7
Total	Gross	38.0	101.0	56.0	195.0	167.0	133.0	20.0	320.0	205.0	234.0	76.0	515.0
	Net	20.9	69.0	35.9	125.8	100.7	72.7	13.8	187.2	121.6	141.7	49.7	313.0

		Year Ended December 31, 2001
		Exploration				Development				Total
		Oil	Gas	Dry	Total	Oil	Gas	Dry	Total	Oil	Gas	Dry	Total
Canada	Gross	27.0	100.0	38.0	165.0	231.0	141.0	17.0	389.0	258.0	241.0	55.0	554.0
	Net	23.0	63.0	30.2	116.2	137.7	74.2	10.6	222.5	160.7	137.2	40.8	338.7
North Sea(3)	Gross	3.0	3.0	4.0	10.0	20.0	—	3.0	23.0	23.0	3.0	7.0	33.0
	Net	2.1	0.3	1.6	4.0	8.8	—	0.4	9.2	10.9	0.3	2.0	13.2
Southeast Asia
Indonesia	Gross	1.0	3.0	4.0	8.0	49.0	—	8.0	57.0	50.0	3.0	12.0	65.0
	Net	0.4	1.1	1.6	3.1	19.6	—	3.1	22.7	20.0	1.1	4.7	25.8
Malaysia and Vietnam	Gross	1.0	—	1.0	2.0	1.0	—	—	1.0	2.0	—	1.0	3.0
	Net	0.4	—	0.6	1.0	0.4	—	—	0.4	0.8	—	0.6	1.4
Sudan(4)	Gross	20.0	—	6.0	26.0	23.0	—	—	23.0	43.0	—	6.0	49.0
	Net	5.0	—	1.5	6.5	5.8	—	—	5.8	10.8	—	1.5	12.3
Algeria	Gross	3.0	1.0	2.0	6.0	8.0	—	—	8.0	11.0	1.0	2.0	14.0
	Net	1.1	0.4	0.7	2.2	0.8	—	—	0.8	1.9	0.4	0.7	3.0
Trinidad	Gross	2.0	—	1.0	3.0	—	—	—	—	2.0	—	1.0	3.0
	Net	0.5	—	0.5	1.0	—	—	—	—	0.5	—	0.5	1.0
Total	Gross	57.0	107.0	56.0	220.0	332.0	141.0	28.0	501.0	389.0	248.0	84.0	721.0
	Net	32.5	64.8	36.7	134.0	173.1	74.2	14.1	261.4	205.6	139.0	50.8	395.4

Notes:

(1)          This refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest.  Oil and gas wells are deemed capable of production.  Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same well bore are counted as a single well bore.

(2)          “Net” wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal place and summed.

(3)          “North Sea” includes the United Kingdom and the Netherlands Continental Shelf.

(4)          2001 gross and net well numbers include five wells cased as potential oil wells which remained untested as at December 31, 2000 and a stratigraphic test well (Abu Likri) on Block 4.

LOCATION OF WELLS

The following table sets out all of Talisman’s producing wells(1) as at December 31, 2002.

	Conventional Crude Oil and Natural Gas Liquids		Natural Gas		Total
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
North America
Canada
Alberta	3,308	1,861.5	3,150	1,627.8	6,458	3,489.3
British Columbia	93	39.5	217	99.0	310	138.5
Saskatchewan	2,365	848.5	37	18.1	2,402	866.6
Ontario	165	159.4	666	427.5	831	586.9
Northwest Territories	—	—	2	—	2	—
Yukon Territory	—	—	1	—	1	—
United States	—	—	11	11.0	11	11.0
Total North America	5,931	2,908.9	4,084	2,183.4	10,015	5,092.3
North Sea(4)	347	139.5	23	2.6	370	142.1
South East Asia
Indonesia	522	252.7	24	8.5	546	261.2
Malaysia and Vietnam	13	5.3	—	—	13	5.3
Sudan	144	36.0	—	—	144	36.0
Total International	1,026	433.5	47	11.1	1,073	444.6
Total Worldwide	6,957	3,342.4	4,131	2,194.5	11,088	5,536.9

Notes:

(1)          “Producing wells” include only those on production, or capped or suspended but deemed capable of producing and is based on boreholes. Wells are classified based on the major hydrocarbon on a boe basis.

(2)          “Gross” wells mean the total number of wells in which the Company has a working interest.

(3)          “Net” wells mean the aggregate of the percentage working interests in each of the gross wells.

(4)          “North Sea” includes the United Kingdom and the Netherlands Continental Shelf.

LAND HOLDINGS

The following table summarizes Talisman’s developed and undeveloped land holdings as at December 31, 2002.

	Developed(1)		Undeveloped(2)		Total
(thousands of acres)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
North America
Canada
Western Canada(5)	2,646.6	1,368.2	5,301.4	3,461.3	7,948.0	4,829.5
Syncrude Project	8.2	1.0	405.7	32.6	413.9	33.6
Total Western Canada	2,654.8	1,369.2	5,707.1	3,493.9	8,361.9	4,863.1
Ontario	539.4	357.8	681.6	469.1	1,221.0	826.9
Other(6)	2.0	—	3,599.6	243.9	3,601.6	243.9
United States	3.5	3.4	993.2	812.2	996.7	815.6
Total North America	3,199.7	1,730.4	10,981.5	5,019.1	14,181.2	6,749.5
North Sea(7)	194.1	93.2	1,791.2	761.4	1,985.3	854.6
Southeast Asia
Indonesia	292.6	127.1	1,585.3	524.0	1,877.9	651.1
Malaysia and Vietnam	224.4	92.5	3,696.9	1,285.8	3,921.3	1,378.3
Papua New Guinea	—	—	1,686.0	614.8	1,686.0	614.8
Sudan(8)	598.4	149.6	11,488.0	2,872.0	12,086.4	3,021.6
Algeria(9)	76.8	5.2	750.5	262.7	827.3	267.9
Trinidad(10)	—	—	320.9	134.5	320.9	134.5
Other(11)	—	—	1,637.3	793.3	1,637.3	793.3
Total International	1,386.3	467.6	22,956.1	7,248.5	24,342.4	7,716.1
Total Worldwide	4,586.0	2,198.0	33,937.6	12,267.6	38,523.6	14,465.6

Notes:

(1)          “Developed” lands refers, in the context of North American landholdings, to the number of acres to which the Company has assigned proved reserves or to lands that contain either capped, producing, suspended and standing wells and, in the context of international landholdings, to lands designated as development or productive pursuant to the applicable contract.

(2)          “Undeveloped” lands refers, in the context of North American landholdings, to the number of acres not directly associated with capped, producing, suspended and standing wells and wells to which no status has yet been assigned and, in the context of international landholdings, to lands designated as exploratory pursuant to the applicable contract.

(3)          “Gross” acres refers to the total number of acres in which Talisman has an interest. North American landholdings include lands in respect of which the Company has royalty interests and net carried interests.

(4)          “Net” acres refers to the number of acres obtained by multiplying the gross acres in each property by Talisman’s percentage working interest. These figures do not include lands in respect of which the Company has royalty interests and net carried interests.

(5)          “Western Canada” includes petroleum and natural gas rights in British Columbia, Alberta, Saskatchewan and Manitoba and excludes coal leases held in British Columbia.

(6)          “Other” includes Yukon Territory, Northwest Territories and Arctic Islands.

(7)          “North Sea” includes the United Kingdom and Netherlands Continental Shelf.

(8)          “Sudan” developed acreage includes Block 1b/2b and Field Development Plan acreage as follows: Bamboo, Garaad, El Mahafir, El Toor, Toma South, El Nar, El Saqr, El Harr, Kairat NE and Munga.

(9)          “Algeria” developed acreage includes Ourhoud Unit and MLN (Main) Exploitation Licence Application.

(10)    “Trinidad” includes interests held in Block 2(c), Eastern Block and Block 3(a).

(11)    “Other” includes undeveloped acreage in Colombia (Acevedo, Mundo Nuevo, Tangera, Altamizal and Huila Norte blocks) and Falkland Islands (Tranche “F”), but excludes Qatar pending Emir Decree.

RESERVES ESTIMATES

Talisman performs an annual internal evaluation of its reserves.  Each year, a portion of the Company’s reserves is evaluated by independent engineering consultants in order to test and substantiate the Company’s internal estimates. Over the past three years ending December 31, 2002, approximately 90% of Talisman’s proved reserves (on a boe basis) have been independently evaluated.  There were no material differences between Talisman’s internal estimates and the independent estimates.

The following table sets forth Talisman’s estimates of its proved developed and proved undeveloped reserves as at December 31, 2002.

	Proved Developed(2)		Proved Undeveloped(3)		Total Proved(1)
	Gross(4)	Net(5)	Gross(4)	Net(5)	Gross(4)	Net(5)
Oil and Natural Gas Liquids
(millions of barrels)
North America
Canada	190.0	157.2	9.1	6.9	199.1	164.1
North Sea(6)	212.6	210.8	37.1	36.8	249.7	247.6
Southeast Asia
Indonesia(7)	18.0	11.0	2.2	1.4	20.2	12.4
Malaysia and Vietnam(7)	1.7	0.9	38.7	22.8	40.4	23.7
Sudan(7)	143.4	84.1	17.5	10.2	160.9	94.3
Other(7)(8)	4.8	2.4	41.8	30.4	46.9	32.8
Total	570.5	466.4	146.4	108.5	716.9	574.9
Natural Gas
(billions of cubic feet)
North America
Canada	2,258.7	1,729.6	314.7	239.2	2,573.4	1,968.8
United States	20.0	17.3	—	—	20.0	17.3
North Sea(6)	232.8	210.0	29.3	27.9	262.1	237.9
Southeast Asia
Indonesia(7)	723.8	471.6	353.5	230.3	1,077.3	701.9
Malaysia and Vietnam(7)	—	—	451.0	267.0	451.0	267.0
Other(7)(8)	—	—	223.5	220.0	223.5	220.0
Total	3,235.3	2,428.5	1,372.0	984.4	4,607.3	3,412.9
Synthetic Oil
(millions of barrels)
Canada	43.2	36.7	—	—	43.2	36.7
Sulphur
(millions of long tons)
Canada	2.1	1.7	0.5	0.4	2.6	2.1

Notes:

(1)          “Proved” reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection or compression) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, or the successful implementation of such techniques in similar offsetting reservoirs, provides support for the engineering analysis on which the project or program was based.

(2)          “Proved Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (i.e. when compared to the cost of drilling a well) to put the reserves on production.

(3)          “Proved Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (i.e. when compared to the cost of drilling a well) is required to render them capable of production.

(4)          “Gross” reserves are the remaining reserves of Talisman before deduction of estimated royalties.

(5)          “Net” reserves are the remaining reserves of Talisman after deduction of estimated royalties.

(6)          “North Sea” includes the United Kingdom and the Netherlands Continental Shelf.

(7)          Interests of various governments, other than working interests, are accounted for as royalties. Royalties are reflected in “net” reserves using effective rates over the life of the contract.

(8)          “Other” includes Algeria and Trinidad.

RECONCILIATION OF RESERVES

The following table contains the Company’s reconciliation of its total proved reserves from December 31, 2001 to December 31, 2002.

GROSS PROVED OIL AND GAS RESERVES (BEFORE ROYALTIES)

	Year End 2001	Discoveries, Additions and Extensions	Acqusitions	Dispositions	Net Revisions and Transfers(1)	Production During 2002	Year End 2002
Oil and Natural Gas Liquids
(millions of barrels)
North America
Canada	212.3	13.0	1.4	(4.6)	(1.2)	(21.8)	199.1
North Sea(2)	274.5	13.5	7.5	(2.8)	3.5	(46.5)	249.7
Southeast Asia
Indonesia	24.6	1.3	—	—	0.5	(6.2)	20.2
Malaysia and Vietnam	34.7	8.3	—	—	(0.5)	(2.1)	40.4
Sudan	156.3	32.3	—	—	(5.8)	(21.9)	160.9
Other(3)	35.2	21.8	—	—	(10.4)	—	46.6
Total	737.6	90.2	8.9	(7.4)	(13.9)	(98.5)	716.9
Natural Gas
(billions of cubic feet)
North America
Canada	2,596.8	374.2	16.8	(34.9)	(80.3)	(299.2)	2,573.4
United States	—	—	20.9	—	—	(0.9)	20.0
North Sea(2)	302.2	15.4	0.4	—	(11.3)	(44.6)	262.1
Southeast Asia
Indonesia	1,108.7	3.7	—	—	(0.6)	(34.5)	1,077.3
Malaysia and Vietnam	488.8	16.0	—	—	(53.8)	—	451.0
Other(3)	—	223.5	—	—	—	—	223.5
Total	4,496.5	632.8	38.1	(34.9)	(146.0)	(379.2)	4,607.3
Synthetic Oil (millions of barrels)
Canada	43.4	0.9	—	—	(0.1)	(1.0)	43.2
Sulphur (millions of long tons)
Canada	3.1	0.4	—	(0.8)	0.4	(0.5)	2.6

NET PROVED OIL AND GAS RESERVES (AFTER ROYALTIES)

	Year End 2001	Discoveries, Additions and Extensions	Acquisitions	Dispositions	Net Revisions and Transfers(1)	Production During 2002	Year End 2002
Oil and Natural Gas Liquids
(millions of barrels)
North America
Canada	175.8	10.6	1.1	(3.7)	(2.5)	(17.2)	164.1
North Sea(2)	260.2	13.5	7.5	(2.8)	13.9	(44.7)	247.6
Southeast Asia
Indonesia	15.9	0.7	—	—	(0.5)	(3.7)	12.4
Malaysia and Vietnam	23.7	5.1	—	—	(3.7)	(1.4)	23.7
Sudan	116.3	19.0	—	—	(27.7)	(13.3)	94.3
Other(3)	16.9	20.2	—	—	(4.3)	—	32.8
Total	608.8	69.1	8.6	(6.5)	(24.8)	(80.3)	574.9
Natural Gas
(billions of cubic feet)
North America
Canada	2,052.6	283.1	13.4	(26.7)	(110.8)	(242.8)	1,968.8
United States	—	—	18.1	—	—	(0.8)	17.3
North Sea(2)	267.3	14.0	0.4	—	(4.3)	(39.5)	237.9
Southeast Asia
Indonesia	779.2	2.4	—	—	(47.4)	(32.3)	701.9
Malaysia and Vietnam	332.9	9.3	—	—	(75.2)	—	267.0
Other(3)	—	220.0	—	—	—	—	220.0
Total	3,432.0	528.8	31.9	(26.7)	(237.7)	(315.4)	3,412.9
Synthetic Oil (millions of barrels)
Canada	36.4	0.7	—	—	0.6	(1.0)	36.7
Sulphur (millions of long tons)
Canada	2.9	0.3	—	(0.6)	(0.1)	(0.4)	2.1

Notes:

(1)          “Net Revisions and Transfers” reflect actual performance and re-assessment of data.

(2)          “North Sea” includes the United Kingdom and the Netherlands Continental Shelf.

(3)          “Other” includes Algeria and Trinidad.

SELECTED HISTORICAL FINANCIAL AND OPERATIONAL INFORMATION

Selected quarterly financial and operational information for the Company, including capital expenditures, daily average production and product netbacks is contained on pages 69 and 70 of the Company’s 2002 Annual Report under the heading “Selected Quarterly Financial Data”, which information is incorporated herein by reference.

FUTURE COMMITMENTS

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 10 entitled “Contingencies and Commitments” in the comparative audited consolidated financial statements of the Company for the year end December 31, 2002, which information is incorporated herein by reference.

COMPETITIVE CONDITIONS

The oil and gas industry, both within Canada and internationally, is highly competitive in all aspects, including the acquisition of properties, the exploration for and development of new sources of supply and the marketing of current production. In the exploration, development and marketing of oil and natural gas, the Company’s competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. Some of the Company’s competitors have financial and other resources substantially in excess of those available to the Company. The oil and gas industry also competes with other industries in supplying energy, fuel and related products to consumers.

ENVIRONMENTAL PROTECTION

The oil and gas industry is subject to safety and environmental regulation pursuant to extensive legislation, enacted by various levels of government, both in Canada and internationally.  The Company maintains a comprehensive range of internal programs and controls to promote regulatory compliance and an appropriate level of safety and environmental protection across its operations. Public expectation regarding the industry’s safety and environmental performance remains high and this continues to translate into new and generally more rigorous policies, legislation and regulations. Within jurisdictions and sectors, these regulatory instruments apply generally and do not typically influence competitive position.

The Company does not anticipate making material expenditures for environmental compliance during 2003. However, it does expect to incur site restoration costs over a prolonged period as existing fields become fully produced. Talisman provides for future abandonment and reclamation costs in its financial statements in accordance with Canadian generally accepted accounting principles. Additional information regarding future abandonment and reclamation costs is set forth under note 10 entitled “Contingencies and Commitments” in the comparative audited consolidated financial statements of the Company for the year ended December 31, 2002, which information is incorporated herein by reference.

EMPLOYEES

At December 31, 2002, Talisman’s permanent staff complement(1) was 1,565, as set forth in the table below.

Permanent staff complement(1) as at December 31, 2002
Canada	1,191
North Sea	174
Southeast Asia	149
Sudan	51
Total	1,565

Note:

(1)          Contractors and temporary staff are not included in complement numbers.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL INFORMATION

The following table sets out selected financial information of the Company for the past three years.

Years ended December 31 (millions of Canadian dollars unless otherwise stated)

	2002	2001	2000
Balance sheets
Current assets	917	799	1,042
Other assets	635	559	82
Property, plant and equipment	10,042	9,461	7,501
Total assets	11,594	10,819	8,625
Current liabilities	989	1,204	1,311
Deferred credits and other liabilities	3,106	2,679	1,997
Long-term debt	2,997	2,794	1,703
Shareholders’ equity	4,502	4,126	3,614
Total liabilities and shareholders’ equity	11,594	10,819	8,625
Results of operations
Revenue	4,452	4,140	3,989
Expenses	3,384	2,844	2,452
Income before taxes	1,068	1,296	1,537
Taxes	544	563	680
Net income	524	733	857
Preferred security charges, net of tax	24	24	22
Net income available to common shareholders	500	709	835
Capital expenditures	2,118	2,098	1,625
Proceeds on dispositions	(40)	(47)	(81)
Net capital expenditures	2,078	2,051	1,544
Per common share (dollars)
Net income	3.73	5.25	6.05
Diluted net income	3.67	5.16	5.96
Dividends per share	0.60	0.60	—

The above financial data has been taken from the comparative audited consolidated financial statements of the Company for the years ended December 31, 2002, 2001 and 2000. The comparative audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As disclosed in note 2 to the December 31, 2002 comparative audited consolidated financial statements of the Company, the selected financial information for 2001 and 2000 have been restated in accordance with a new Canadian Institute of Chartered Accountants accounting standard.  The effect of the restatement on the comparative figures and other changes in the Company’s accounting policies that may impact the comparability of the above selected financial information are also disclosed in note 2.

In 2001, the Company acquired Petromet Resources Limited and Lundin Oil AB.  Disclosure regarding the impact of these acquisitions is included in note 3 of the 2002 comparative audited consolidated financial statements. Additional information regarding factors which may affect the comparability of the selected consolidated financial information may be found in Management’s Discussion and Analysis.

DIVIDENDS

In 2002, the Company paid semi-annual dividends of $0.30 per share on Talisman’s common shares. The Company’s dividend policy is to pay $0.60 per share per year, subject to semi-annual review by the board of directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the “Management’s Discussion and Analysis” that accompanies the comparative audited consolidated financial statements of the Company for the year ended December 31, 2002, which information is incorporated herein by reference.

MARKET FOR THE SECURITIES OF THE COMPANY

The common shares of the Company are listed on the Toronto and New York stock exchanges under the trading symbol TLM. The Company’s 9% and 8.9% Preferred Securities are listed on the New York Stock Exchange under the trading symbols TLM PrA and TLM PrB, respectively.  The Company’s Pounds Sterling 250,000,000 6.625% Notes are listed on the London Stock Exchange.

DIRECTORS AND OFFICERS

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the 2003 Annual Meeting.

DIRECTORS

The following table sets out the name, municipality of residence, year first elected to the board and principal occupation within the past five years or more of each of the directors of the Company.

Name and Municipality of Residence	Year First Became Director	Principal Occupation
Douglas D. Baldwin(2, 5) Calgary, Alberta	2001

Director of various corporations; from 1999 to 2001, President and Chief Executive Officer  of TransCanada PipeLines Limited (pipeline and power company); from 1992 to 1998, Senior Vice-President and Director of Imperial Oil Limited (natural resource company); from 1988  to 1992, President and Chief Executive Officer, Esso Resources Canada Limited (natural resource company)

James W. Buckee(1, 4) Calgary, Alberta	1992

President and Chief Executive Officer of Talisman; prior to May 1993, President and Chief Operating Officer of the Company; prior to August 1991, Manager, Planning of BP Exploration Company Ltd. (natural resource company)

Al L. Flood, C.M.(1, 2) Thornhill, Ontario	2000

Director of various corporations; from June 1999 to March 2000, Chairman of the Executive Committee of Canadian Imperial Bank of Commerce (“CIBC”) (a Canadian chartered bank); prior to June 1999, Chairman and Chief Executive Officer of CIBC and held various positions in the domestic and international operations of CIBC

Paul J. Hoenmans(2, 3) Aspen, Colorado	1998

Director of various corporations; prior to September 1997, Executive Vice-President of Mobil Oil Corporation (integrated international natural resource company) and Director and Member of the Executive Committee of Mobil Corporation (integrated international oil, gas and chemicals company) and Mobil Oil Corporation; from 1986 to 1996, President, Exploration & Producing Division, Mobil Oil Corporation

Dale G. Parker(2, 4) Vancouver, British Columbia	1993

Director of various corporations and public administration and financial institution advisor; prior to January 1998, President and Chief Executive Officer of Workers’ Compensation Board of British Columbia; prior to November 1994, President of White Spot Limited (food services company) and Executive Vice-President of Shato Holdings Ltd. (food processing and services and real estate company); prior to November 1993, Executive Vice-President and Chief Financial Officer of Shato Holdings Ltd.; prior to November 1992, Chairman and Chief Executive Officer of British Columbia Financial Institutions Commission (regulator of financial institutions)

David E. Powell(1, 3, 5) Calgary, Alberta	1998

Chairman of the Board of the Company; director of various corporations; Chairman of the Board of Petroleum Industry Training Service (Canadian non-profit organization that serves the petroleum industry worldwide by identifying training and safety needs and establishing standards); from 1991 to 1995, President and Chief Executive Officer of Home Oil Company Ltd. (natural resource company)

Roland Priddle(1, 4, 5) Victoria, British Columbia	2000	Consultant to public and private sector entities on policy and regulatory issues in oil and gas; prior to 1998, Chairman, National Energy Board of Canada

Name and Municipality of Residence	Year First Became Director	Principal Occupation
Lawrence G. Tapp(3, 5) London, Ontario	2001

Dean of the Richard Ivey School of Business of the University of Western Ontario since 1995; from 1992 to 1995, Executive in Residence of the Faculty of Management and Adjunct Professor, University of Toronto; from 1985 to 1992, Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited (packaging conglomerate)

Stella M. Thompson(3, 4) Calgary, Alberta	1995

Principal of Governance West Inc. (a company providing consulting services relating to corporate governance); President of Stellar Energy Ltd. (energy and management consulting company); director of various corporations; prior to June 1991, Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company)

Charles W. Wilson(6) Evergreen, Colorado	2002

Director of various corporations; from 1993 to 1999, President & Chief Executive Officer of Shell Canada (integrated oil and gas company); from 1988 to 1993, Executive Vice President US Downstream Oil and Chemical of Shell Oil US (integrated oil and gas company); prior to 1988, Vice President US Refining and Marketing of Shell Oil US and held various positions in the domestic and international natural resource operations of Shell

Notes:

(1)          Member of the Executive Committee

(2)          Member of the Audit Committee

(3)          Member of the Management Succession and Compensation Committee

(4)          Member of the Pension Funds Committee

(5)          Member of the Governance and Nominating Committee

(6)          Member of the Audit Committee effective March 4, 2003

Mr. Parker was a director of Royal Oak Mines Inc., a publicly traded North American gold mining corporation, and he was a director of Agro Pacific Industries Ltd., a publicly traded agricultural corporation, when each corporation instituted proceedings under the Companies’ Creditors Arrangement Act (Canada). Ms. Thompson is currently a director of Laidlaw Inc., a public holding company, which has obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and has obtained an order from the Ontario Superior Court of Justice under the Companies’ Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada.

OFFICERS

The following table sets out the name, municipality of residence and office held with Talisman of each of the executive officers and Assistant Corporate Secretaries of the Company.

Name and Municipality of Residence	Office
James W. Buckee Calgary, Alberta	President and Chief Executive Officer

Edward W. Bogle Calgary, Alberta	Executive Vice-President, Exploration

T. Nigel D. Hares Calgary, Alberta	Executive Vice-President, Frontier and International Operations

Joseph E. Horler Calgary, Alberta	Executive Vice-President, Marketing

Michael D. McDonald Calgary, Alberta	Executive Vice-President, Finance and Chief Financial Officer

Robert W. Mitchell Calgary, Alberta	Executive Vice-President, North American Operations

Robert M. Redgate Calgary, Alberta	Executive Vice-President, Corporate Services

M. Jacqueline Sheppard Calgary, Alberta	Executive Vice-President, Corporate and Legal, and Corporate Secretary

Christine D. Lee Calgary, Alberta	Assistant Corporate Secretary

Ardith D. Wagner Calgary, Alberta	Assistant Corporate Secretary

In early 2003, the Company changed the titles of all its vice-presidents to better reflect the roles and responsibilities of their continuing offices.  All of the executive officers of the Company have held their offices for at least five years with the exception of Mr. McDonald, who has held his current position since March 12, 2001.  Prior to that date, he served as Vice-President, Business Development of the Company.

SHAREHOLDINGS OF DIRECTORS AND OFFICERS

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 121,688 common shares of the Company, representing 0.0943% of the issued and outstanding common shares of the Company.

ADDITIONAL INFORMATION

The Company will provide to any person or company upon request to the Assistant Corporate Secretary of the Company:

(a)                                  when the securities of the Company are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus in respect of a distribution of its securities:

(i)                                     one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated herein by reference;

(ii)                                  one copy of the comparative audited consolidated financial statements of the Company, together with the report of the auditor thereon, for the Company’s most recently completed financial year in respect of which such financial statements have been filed and one copy of any interim financial statements of the Company which have been filed subsequent to the annual financial statements;

(iii)                               one copy of the Management Proxy Circular of the Company in respect of its most recent annual meeting of shareholders, which involved the election of directors;

(iv)                              one copy of any other document or report which is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under (i) to (iii) above; or

(b)                                 at any other time, one copy of any other document referred to in paragraphs (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge, if the person or company requesting a document is not a security holder of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Proxy Circular. Additional financial information is provided in the Company’s comparative audited consolidated financial statements for the year ended December 31, 2002.

Copies of the Company’s Annual Report may be obtained from Talisman’s website at www.talisman-energy.com or upon request from:

Investor Relations and Corporate Communications Department

Talisman Energy Inc.

Suite 3400, 888 Third Street S.W.

Calgary, Alberta  T2P 5C5

E-Mail:  tlm@talisman-energy.com